Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-196437 and 333-198986

Free Writing Prospectus dated November 25, 2014

Fantex, Inc.

On November 19, 2014, a media publication, attached hereto as Annex A, was released by Benzinga.com (the “Article”) concerning Fantex, Inc. (referred to in this filing as “we,” “us,” “Fantex” or the “Company”). The Article references the initial public offerings of the Fantex Series Arian Foster Convertible Tracking Stock (“Fantex Series Arian Foster”), the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”), the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu”) and the Fantex Series Alshon Jeffery Convertible Tracking Stock (“Fantex Series Alshon Jeffery” and, together with Fantex Series Arian Foster, Fantex Series Vernon Davis, Fantex Series EJ Manuel and Fantex Series Mohamed Sanu, the “Tracking Stocks”) of the Company (the “Arian Foster Offering,” “Vernon Davis Offering,” the “EJ Manuel Offering,” the “Mohamed Sanu Offering” and the “Alshon Jeffery Offering,” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-191772, 333-192476, 333-194256, 333-196437 and 333-198986 respectively), as amended (the “Arian Foster Registration Statement,” the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement,” the “Mohamed Sanu Registration Statement” and the “Alshon Jeffery Registration Statement,” respectively, and collectively the “Registration Statements”), that the Company has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.  The Vernon Davis Offering was completed on April 28, 2014, the EJ Manuel Offering was completed on July 21, 2014 and the Mohamed Sanu Offering was completed on November 3, 2014.  The Article references the Offerings and quotes certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company.  However, and as described further below under “Corrections and Clarifications,” the Article contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Article was not prepared by or reviewed by the Company or any other offering participant prior to its publication.  The publisher of the Article is not affiliated with the Company.  The Company made no payment and gave no consideration to the publisher in connection with the publication of the Article or any other articles published by the publisher concerning the Company.  With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Article represent the author’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Article or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  The Article is titled “What Are Publicly Traded Athletes? Fantex CEO Buck French Explains” and references “buy[ing] shares of . . . Vernon Davis,” the “Alshon Jeffery IPO” and “[Arian] Foster’s IPO.” The Company clarifies that the Company’s Tracking Stocks are intended to track and reflect the value and performance of an athlete’s brand. Holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or brand contract. An investment in a Tracking Stock will represent an ownership interest in the Company. Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and among Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”). Holders of shares of the Company’s Fantex Series EJ Manuel have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and among EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”). Holders of shares of the Company’s Fantex Series Mohamed Sanu will have no direct investment in Mohamed Sanu, his brand or the Brand Agreement effective as of May 14, 2014, by and between Mohamed Sanu and the Company (the “Mohamed Sanu Brand Contract”). Holders of shares of the Company’s Fantex Series Alshon Jeffery will have no direct investment in Alshon Jeffery, his brand or the Brand Agreement effective as of September 18, 2014, by and among Alshon Jeffery, Ben and Jeffery Inc. and the Company (the “Alshon Jeffery Brand Contract”). Holders of shares of the Company’s Fantex Series Arian Foster will have no direct investment in Arian Foster, his brand or the Brand Agreement effective as of February 28, 2013, by and among Arian Foster, The Ugly Duck, LLC and the Company, as amended and restated May 24, 2013 and August 21, 2013 (the “Arian Foster Brand Contract” and, together with the Vernon Davis Brand Contract, EJ Manuel Brand Contract, the Mohamed Sanu Brand Contract and the Alshon Jeffery Brand Contract, the “Brand Contracts”).

•                  The Article states that “Fantex cut a deal with Houston Texans running back Arian Foster” and that the IPO was “originally scheduled for October 2013 [but] was postponed when [Foster] had to undergo season-ending back surgery.” The article further states that “According to French, Fantex plan[s] to continue with the offering once Foster recover[s] and [is] fully able to perform as a player.” The Company clarifies that on November 12, 2013, after confirming reports that Arian Foster would undergo season-ending back surgery, the Company announced that it was postponing the Arian Foster Offering. Although Arian Foster has recently returned to the playing field, the Company intends to monitor Arian Foster’s on field performance and health and intends to continue with the offering of Fantex Series Arian Foster at an appropriate time in the future. The Company cannot guarantee that the Arian Foster Offering will be consummated or that the Arian Foster Offering will be resumed upon the same terms prior to postponement.

•                  The Article states that “Fantex contracts have been cut with five athletes. In addition, Fantex cut a deal with Houston Texans running back Arian Foster.” The Company clarifies that it has entered into five Brand Contracts: the Vernon Davis Brand Contract, the EJ Manuel Brand Contract, the Mohamed Sanu Brand Contract, the Alshon Jeffery Brand Contract and the Arian Foster Brand Contract.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts with Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery, and Arian Foster, respectively, the longevity of Vernon Davis’s, EJ Manuel’s, Mohamed Sanu’s, Alshon Jeffery’s and Arian Foster’s careers, respectively, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery and Arian Foster. The Company generally identifies forward-looking statements by words such as “expect,” “would,” “intend,” “may,” “will,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Text of the Article dated November 19, 2014

What Are Publicly Traded Athletes? Fantex CEO Buck French Explains

By Jim Probasco | November 19, 2014, 2:19 PM

Fantex Brokerage Services (FBS) is the world’s first registered trading platform that lets traders invest in tracking stock linked to the brand value of athletes such as Chicago Bears wide receiver, Alshon Jeffery.

Fantex is not some strange variant of fantasy sports. It’s a real trading platform and involves investing real money — with real potential return (or loss).

Not Fantasy

Fantex, Inc., the brand building company, along with FBS fall under the umbrella of parent company, Fantex Holdings.

Fantex Holdings co-founder and CEO, Buck French told Benzinga the platform, which opened for business October 17, 2013, purchases a minority interest in an athlete brand, works to increase the athlete’s brand value and develops a tracking stock linked to the economic performance of that brand.

“When you think about it from an investment perspective,” French said, “we’re capturing a cash flow stream that’s really never been captured and offered to the general public before.”

Alshon Jeffery

For example, Fantex recently opened registration for an IPO called Fantex Alshon Jeffery.

Following announcement and an SEC filing, investors can now reserve shares in this IPO. Once goals have been met, reservations would close; investors would fund their accounts and receive their shares. At that point trading on the Fantex exchange would begin.

Fanvestor

According to French, one of two types of investors typically attracted to Fantex is the “Fanvestor.”

French described a Fanvestor as an individual who likely never had a brokerage account but did possess an affinity toward a Fantex brand athlete.

For example, a Chicago Bears fan would likely be interested in the Alshon Jeffery IPO. A San Francisco 49ers fan, on the other hand, might want to buy shares of Fantex Vernon Davis. Davis is a nine-year NFL veteran tight end who plays for that team.

Regular Investor

A more common Fantex trader, French said, would be a regular investor with some experience in investing, a brokerage account and who already traded regular stocks on the major exchanges.

Like the Fanvestor, however, the experienced investor attracted to Fantex would also typically be a sports fan.

Athlete Brands

Fantex contracts have been cut with five athletes including the previously mentioned Davis and Jeffery.

In addition, Fantex cut a deal with Houston Texans running back Arian Foster. Foster’s IPO, originally scheduled for October 2013, was postponed when the player had to undergo season-ending back surgery.

According to French, Fantex planned to continue with the offering once Foster recovered and was fully able to perform as a player.

Two additional offerings, Fantex EJ Manuel (a quarterback with the Buffalo Bills) and Fantex Mohamed Sanu (wide receiver with the Cincinnati Bengals), are trading on the Fantex exchange.

Investing

Investing in Fantex stock linked to a specific athlete brand would involve opening and funding an account.

There are no minimum deposits and the minimum investment in an initial public offering is one share.

IPOs open at $10 per share. Regular stocks sell at fair market value, currently ranging from $4.80 per share for Fantex EJ Manuel to $13.70 per share for Fantex Mohamed Sanu.

Risks

As with any investment, risks abound.

The relatively new company has incurred significant losses since inception. Upfront payments to athletes create a risk the company won’t receive the return it expects.

In addition, since investment in any single tracking stock represents ownership in the company as a whole, that investment exposes the investor to risks associated with other tracking stocks issued by Fantex.

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